UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): March 14, 2008

<u>BLINK LOGIC INC.</u>

(Exact name of registrant as specified in its charter)

Nevada	000-05996	91-0835748
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

1038 Redwood Highway, Suite 100A
Mill Valley, CA 94941
(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: (415) 389-1625

Copies to:
Gregory Sichenzia, Esq.
Darrin Ocasio, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32 Floor
New York, New York 10006
Phone: (212) 930-9700
Fax: (212) 930-9725

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

On March 20, 2008, Blink Logic Inc. (the "Company"), amended that certain consultant agreement dated January 22, 2008, by and between the Company and MKR Group, Inc. ("MKR"), whereby the Company will issue a warrant to MKR to purchase 200,000 shares of restricted common stock (the "Common Stock") of the Company at $1.00 per share until March 15, 2012 in consideration of the investor relations services rendered by MKR to the Company. The warrant will vest as follows: 50,000 shares on June 15, 2008; 50,000 shares on September 15, 2008; 50,000 shares on December 15, 2008; and 50,000 shares on March 15, 2009.

On March 14, 2008, the Company entered into a Consulting Agreement (the "Salzwedel Agreement") whereby Salzwedel Financial Communications, Inc., an Oregon corporation (the "Consultant"), agreed to represent the Company in investors' communications and public relations with existing shareholders, brokers, dealers and other investment professionals as to the Company's current and proposed activities, and to consult with management concerning such Company activities until March 14, 2009. The Salzwedel Agreement provides that the Company will issue to the Consultant 345,000 restricted shares (the "Shares") of the Company's Common Stock and a warrant to purchase 655,000 shares of restricted Common Stock to the Consultant at an exercise price of $0.01 per share, expiring on March 15, 2012 (the "Warrant", together with the Shares, the "Commencement Bonus"). The Commencement Bonus shall be fully paid and non-assessable and the Shares and the Warrants representing the Commencement Bonus shall be issued and delivered to the Consultant within 30 days of execution of the Salzwedel Agreement. Additionally the Company agrees to pay the Consultant a sum of $6000.00 cash per month due and payable on the 1st of each month of the Salzwedel Agreement with the first such payment due on April 1, 2008.

These transactions were exempt pursuant to Section 4(2) of the Securities Act of 1933.

Item 3.02 Unregistered Sales of Equity Securities

See Item 1.01

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.   Exhibit Name

99.1	Independent Consulting Agreement, dated March 14, 2008, by and between Blink Logic Inc. (the "Company") and Salzwedel Financial Communications, Inc.
99.2	Consulting Agreement, dated January 22, 2008, by and between the Company and MKR Group, Inc. ("MKR").
99.3	Amendment to Consulting Agreement, dated March 20, 2008, by and between the Company and MKR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BLINK LOGIC INC.

/s/ L.R. Bruce_____

Date: March 20, 2008

L.R. Bruce
Chief Financial Officer

Exhibit Index

Exhibit No.   Exhibit Name

99.1   Independent Consulting Agreement, dated March 14, 2008, by and between Blink Logic Inc. (the "Company") and Salzwedel Financial Communications, Inc.

99.2   Consulting Agreement, dated January 22, 2008, by and between the Company and MKR Group, Inc. ("MKR").

99.3   Amendment to Consulting Agreement, dated March 20, 2008, by and between the Company and MKR.

EXHIBIT 99.1

INDEPENDENT CONSULTING AGREEMENT

This Independent Consulting Agreement ("Agreement"), effective as of the 14th day of March, 2008 ("Effective Date") is entered into by and between **BLINK LOGIC INC.**, a Nevada corporation (herein referred to as the "Company") and **SALZWEDEL FINANCIAL COMMUNICATIONS, INC.**, an Oregon corporation (herein referred to as the "Consultant").

RECITALS

WHEREAS, the Company is a publicly-held corporation with its common stock traded on the OTCBB

WHEREAS, Company desires to engage the services of Consultant to represent the company in investors' communications and public relations with existing shareholders, brokers, dealers and other investment professionals as to the Company's current and proposed activities, and to consult with management concerning such Company activities;

NOW THEREFORE, in consideration of the promises and the mutual covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1. <u>Term of Consultancy</u>. Company hereby agrees to retain the Consultant to act in a consulting capacity to the Company, and the Consultant hereby agrees to provide services to the Company commencing immediately and ending on March 14, 2009 unless otherwise terminated earlier as provided herein.

2. <u>Duties of Consultant</u>. The Consultant agrees that it will generally provide the following specified consulting services through its officers and employees during the term specified in Section 1, above.

(a) Consult with and assist the Company in developing and implementing appropriate plans and means for presenting the Company and its business plans, strategy and personnel to the financial community, establishing an image for the Company in the financial community, and creating the foundation for subsequent financial public relations efforts;

(b) Introduce the Company to the financial community, including, but not limited to, retail brokers, buy side and sell side institutional managers, portfolio managers, analysts, and financial public relations professionals;

(c) With the cooperation of the Company, maintain an awareness during the term of this Agreement of the Company's plans, strategy and personnel, as they may evolve during such period, and consult and assist the Company in communicating appropriate information regarding such plans, strategy and personnel to the financial community;

(d) Assist and consult the Company with respect to its (i) relations with stockholders, (ii) relations with brokers, dealers, analysts and other investment professionals, and (iii) financial public relations generally;

(e) Perform the functions generally assigned to stockholder relations and public relations departments in major corporations, including responding to telephone and written inquiries (which may be referred to the Consultant by the Company); reviewing press releases before they are released by the Company as well as reports and other communications with or to shareholders, the investment community and the general public; consulting with respect to the timing, form, distribution and other matters related to such releases, reports and communications; and, at the Company's request and subject to the Company's securing its own rights to the use of its names, marks, and logos, consulting with respect to corporate symbols, logos, names, the presentation of such symbols, logos and names, and other matters relating to corporate image;

(f) Upon and with the Company's direction and written approval, disseminate information regarding the Company to shareholders, brokers, dealers, other investment community professionals and the general investing public;

(g) Upon and with the Company's direction, conduct meetings, in person or by telephone, with brokers, dealers, analysts and other investment professionals to communicate with them regarding the Company's plans, goals and activities, and assist the Company in preparing for press conferences and other forums involving the media, investment professionals and the general investment public;

(h) At the Company's request, review business plans, strategies, mission statements budgets, proposed transactions and other plans for the purpose of advising the Company of the public relations implications thereof; and

(i) Otherwise perform as the Company's consultant for public relations and relations with financial professionals.

3. <u>Allocation of Time and Energies</u>. The Consultant hereby promises to perform and discharge faithfully the responsibilities which may be assigned to the Consultant from time to time by the officers and duly authorized representatives of the Company in connection with the conduct of its financial and public relations and communications activities, so long as such activities are in compliance with applicable securities laws and regulations. Consultant and staff shall diligently and thoroughly provide the consulting services required hereunder. Although no specific hours-per-day requirement will be required, Consultant and the Company agree that Consultant will perform the duties set forth herein above in a diligent and professional manner. The parties acknowledge and agree that a disproportionately large amount of the effort to be expended and the costs to be incurred by the Consultant and the benefits to be received by the Company are expected to occur within or shortly after the first two months of the effectiveness of this Agreement. It is explicitly understood that neither the price of the Company's Common Stock, nor the trading volume of the Company's common stock hereunder measure Consultant's performance of its duties. It is also understood that the Company is entering into this Agreement with Consultant, a corporation and not any individual member or employee thereof, and, as such, Consultant will not be deemed to have breached this Agreement if any member, officer or director of the Consultant leaves the firm or dies or becomes physically unable to perform any meaningful activities during the term of the Agreement, provided the Consultant otherwise performs its obligations under this Agreement.

4.   Remuneration.

4.1   (a)   For undertaking this engagement, for previous services rendered, and for other good and valuable consideration, the Company agrees to issue, or have issued, to the Consultant a "Commencement Bonus" of 345,000 (Three hundred forty five thousand) shares of the Company's common stock ("Common Stock") and a warrant to purchase 655,000 (Six hundred fifty five thousand) shares of the Company's common stock at $0.01 per share until March 15, 2012 ("Warrants"). This Commencement Bonus shall be fully paid and non-assessable and stock certificates and the warrants representing the Commencement Bonus shall be issued and delivered to Consultant within 30 days of execution of this Agreement. Additionally the Company agrees to pay Consultant the sum of $6000.00 cash per month due and payable on the 1st of each month of this Agreement with the first such payment due on April 1, 2008.

        (b)   Consultant agrees that the Company may, in its sole discretion, cause one or more shareholders of the Company to deliver any of or all of the Shares and Warrants to be issued and delivered to Consultant hereunder.

4.2   The Company understands and agrees that Consultant has foregone significant opportunities to accept this engagement and that the Company derives substantial benefit from the execution of this Agreement and the ability to announce its relationship with Consultant. The Commencement Bonus, therefore, constitutes payment for Consultant's agreement to consult to the Company and is a nonrefundable, non-apportionable, and non-ratable retainer and is not a prepayment for future services. If the Company decides to terminate this Agreement prior to March 14, 2009, for any reason whatsoever, it is agreed and understood that Consultant will not be requested or demanded by the Company to return any of the Shares and Warrants paid to it as Commencement Bonus referred to in paragraph 4.1(a) hereunder. Further, if and in the event the Company is acquired during the term of this Agreement, it is agreed and understood Consultant will not be requested or demanded by the Company to return any of the Shares and Warrants paid to it hereunder. Consultant agrees and understands that if during the term of this Agreement, Consultant performs substantial services for any direct competitor of the Company, then the Shares and Warrants issued to Consultant hereunder will be forfeited.

4.3   Consultant agrees that it will not sell or transfer any of these Shares and Warrants issued to it hereunder prior to the earlier of March 14, 2009 or the termination of this Agreement by the Company.

4.4   Company warrants that the Shares and Warrants issued to Consultant under this Agreement by the Company shall be or have been validly issued, fully paid and non-assessable and that the Company's board of directors has or shall have duly authorized the issuance and any transfer of them to Consultant.

4.5   Consultant acknowledges that the Shares and Warrants to be issued pursuant to this Agreement have not been registered under the Securities Act of 1933, as amended (the "Securities Act") and accordingly are "restricted securities" within the meaning of Rule 144 of the Act. As such, the Shares and Warrants may not be resold or transferred unless the Company has received an opinion of counsel and in form reasonably satisfactory to the Company that such resale or transfer is exempt from the registration requirements of that Securities Act. Consultant agrees that during the term of this Agreement, that it will not sell or transfer any of the Shares or Warrants issued to it hereunder, except to the Company; nor will it pledge or assign such Shares or Warrants as collateral or as security for the performance of any obligation, or for any other purpose.

4.6   In connection with the acquisition of the Shares and Warrants, Consultant represents and warrants to Company, to the best of its/his knowledge, as follows:

(a)   Consultant has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning an investment in the Shares and Warrants, and any additional information that the Consultant has requested.

(b)   Consultant's investment in restricted securities is reasonable in relation to the Consultant's net worth. Consultant has had experience in investments in restricted and publicly traded securities, and Consultant has had experience in investments in speculative securities and other investments that involve the risk of loss of investment. Consultant acknowledges that an investment in the Shares and Warrants is speculative and involves the risk of loss. Consultant has the requisite knowledge to assess the relative merits and risks of this investment without the necessity of relying upon other advisors, and Consultant can afford the risk of loss of his entire investment in the Shares and Warrants. Consultant is an accredited investor, as that term is defined in Regulation D promulgated under the Securities Act.

(c)   Consultant is acquiring the Shares and Warrants for the Consultant's own account for long-term investment and not with a view toward resale or distribution thereof except in accordance with applicable securities laws.

5.   Finder's Fee.

5.1   It is understood that in the event Consultant directly introduces Company to a lender or equity purchaser, not already having a preexisting relationship with the Company, with whom Company, or its nominees, ultimately finances or causes the completion of such financing, Company agrees to compensate Consultant for such services with a "finder's fee" in the amount of 7% of total gross funding provided by such lender or equity purchaser, such fee to be payable in cash.

5.2   It is understood that in the event Consultant introduces Company to an intermediary or broker dealer, not already having a preexisting relationship with Company, with whom Company, or its nominees, ultimately finances or causes the completion of such financing, Company agrees to compensate Consultant for such services with a "finder's fee" in the amount of 2.5% of total gross funding provided by such intermediary or broker dealer, such fee to be payable in cash. This will be in addition to any fees payable by Company to said intermediary or broker dealer, if any, which shall be per separate agreements negotiated between Company and such other intermediary or broker dealer.

5.3   It is also understood that in the event Consultant directly introduces Company, or its nominees, to a merger and/or acquisition candidate, not already having a preexisting relationship with Company, with whom Company, or its nominees, ultimately is acquired, or with whom Company, or its nominees acquires or causes the completion of such acquisition, Company agrees to compensate Consultant for such services with a "finder's fee" in the amount of 5% of total gross consideration provided by such merger and/or acquisition, such fee to be payable in the same form of consideration received by the seller/merged company.

5.4   It is also understood that in the event Consultant introduces Company, or its nominees, to a merger and/or acquisition candidate, indirectly through another intermediary, not already having a preexisting relationship with Company, with whom Company, or its nominees, ultimately is acquired, or with whom Company, or its nominees acquires or causes the completion of such acquisition, Company agrees at its sole discretion to compensate Consultant for such services with a "finder's fee" in the amount of 2.5% of total gross consideration provided by such merger and/or acquisition, such fee to be payable in the same form of consideration received by the seller/merged company. This will be in addition to any fees payable by Company to any other intermediary, if any, which shall be per separate agreements negotiated between Company and such other intermediary.

5.5   It is also understood that in the event Consultant introduces Company to a strategic or business partner, not already having a preexisting relationship with Company, with whom Company, or its nominees, ultimately enters into a business alliance, Company agrees to compensate Consultant, for such services with a "finder's fee" in the amount of 5% of total gross revenue provided by such business alliance, for a period of one year from the start of the business alliance, such fee to be payable in cash within 10 days of Company' receipt of said revenue.

5.6   It is further understood that Company, and not Consultant, is responsible to perform any and all due diligence on such intermediary broker dealer, lender, equity purchaser or acquisition/merger candidate introduced to it by Consultant under this Agreement, prior to Company receiving funds or closing on any acquisition/merger. However, Consultant will not introduce any parties to Company about which Consultant has any prior knowledge of questionable, unethical or illicit activities.

5.7   Company agrees that said compensation to Consultant shall be paid in full at the time said financing or acquisition/merger is closed, such compensation to be transferred by Company to Consultant within five (5) business days of the closing of a financing, merger or acquisition transaction.

5.8   As further consideration to Consultant, Company, or its nominees and assigns, agrees to pay with respect to any financing or acquisition/merger candidate provided directly or indirectly to the Company by any broker/dealer intermediary, lender or equity purchaser covered by this Section 5 during the period commencing at the effective date of this Agreement and ending one year from the termination of this Agreement, a fee to Consultant equal to that outlined in Section 5 herein.

5.9   Consultant will notify Company, in writing, of introductions it makes for potential sources of financing or acquisitions/mergers or strategic partners in a timely manner (within approximately 5 days of introduction) via confirmed delivery of a facsimile memo or email. If Company has a preexisting relationship with such nominee and believes such party should be excluded from this Agreement, then Company will notify Consultant immediately within five (5) business days of Consultant's facsimile to Company of such circumstance via facsimile memo or email.

5.10   It is specifically understood that Consultant is not and does not hold itself out be a Broker/Dealer, but is rather merely a "Finder" in reference to the Company procuring financing sources and acquisition/merger candidates, and Consultant does not normally provide such services. The Consultant will only be introducing the Company to such potential entities and will not be responsible for the structuring of any transaction. Any obligation to pay a "Finder's Fee" hereunder shall survive the merging, acquisition, or other change in the form of entity of the Company and to the extent it remains unfulfilled shall be assigned and transferred to any successor to the Company. The Company agrees that no reference to the Consultant will be made in any press release or advertisement of any transaction without the express approval, in writing, of such release by Consultant.

(a) Consultant is aware of and acquainted with various and specific individuals who may be interested in investing in Company and will introduce Company to such individuals. Consultant represents, warrants, and covenants that he is already acquainted with such individuals and has a pre-existing relationship with them, has not and will not make any public or general solicitation or advertising to locate such individuals, that such individual is known to him through his personal and business experiences

(b) Consultant represents, warrants and covenants that his primary business area is not that of a Finder.

(c) Consultant represents, warrants and covenants that he is not a registered representative with any broker-dealer, is not employed by or associated with any broker-dealer, is not engaged in the business of effecting transactions in securities for others or her own account, is not an investment advisor either generally or with respect to the specific individuals.,

(d) Consultant represents, warrants and covenants that he will only make the individual aware of the Company investment opportunity, will only inform the individual about Company's business but not about its securities, and will not negotiate with the individual with respect to the investment, including the amount, the type and nature of the security or securities, or the terms of the investment, but will only relay Company's offers and responses. All investment discussions will be directly between Company and the individual investor being introduced by Consultant.

(e) Consultant represents, warrants and covenants that, to the best of his information, knowledge and belief, the individuals to be introduced are both sophisticated investors and accredited investors, who have sufficient expertise and business acumen to evaluate the merits of the investment opportunity.

6.   Permissible Finder. In reliance upon Consultant's foregoing representations, warranties and covenants, Company appoints Consultant as a finder.

7.   Non-Assignability of Services. Consultant's services under this contract are offered to Company only and may not be assigned by Company to any entity with which Company merges or which acquires the Company or substantially all of its assets wherein the Company becomes a minority constituent of the combined Company. In the event of such merger or acquisition, all compensation to Consultant herein under the schedules set forth herein shall remain due and payable, and any compensation received by the Consultant may be retained in the entirety by Consultant, all without any reduction or pro-rating and shall be considered and remain fully paid and non-assessable. Notwithstanding the non-assignability of Consultant's services, Company shall assure that in the event of any merger, acquisition, or similar change of form of entity, that its successor entity shall agree to complete all obligations to Consultant, including the provision and transfer of all compensation herein, and the preservation of the value thereof consistent with the rights granted to Consultant by Company herein. Consultant shall not assign its rights or delegate its duties hereunder without the prior written consent of Company.

8.   Expenses. Consultant agrees to pay for all its expenses (phone, labor, etc.), other than extraordinary items (travel and entertainment required by/or specifically requested by the Company, luncheons or dinners to large groups of investment professionals, mass faxing to a sizable percentage of the Company's constituents, investor conference calls, print advertisements in publications, etc.) approved by the Company prior to its incurring an obligation for reimbursement. The Company agrees and understands that Consultant will not be responsible for preparing or mailing due diligence and/or investor packages on the Company, and that the Company will have some means to prepare and mail out investor packages at the Company's expense.

9.   Indemnification. The Company warrants and represents that all oral communications, written documents or materials furnished to Consultant or the public by the Company with respect to financial affairs, operations, profitability and strategic planning of the Company are accurate in all material respects and Consultant may rely upon the accuracy thereof without independent investigation. The Company will protect, indemnify and hold harmless Consultant against any claims or litigation including any damages, liability, cost and reasonable attorney's fees as incurred with respect thereto resulting from Consultant's communication or dissemination of any said information, documents or materials excluding any such claims or litigation resulting from Consultant's communication or dissemination of information not provided or authorized by the Company.

10.   Representations. Consultant represents that it is not required to maintain any licenses and registrations under federal or any state regulations necessary to perform the services set forth herein. Consultant acknowledges that, to the best of its knowledge, the performance of the services set forth under this Agreement will not violate any rule or provision of any regulatory agency having jurisdiction over Consultant. Consultant acknowledges that, to the best of its knowledge, Consultant and its officers and directors are not the subject of any investigation, claim, decree or judgment involving any violation of the SEC or securities laws. Consultant further acknowledges that it is not a security Broker Dealer or a registered investment advisor. Company acknowledges that, to the best of its knowledge, that it has not violated any rule or provision of any regulatory agency having jurisdiction over the Company. Company acknowledges that, to the best of its knowledge, Company is not the subject of any investigation, claim, decree or judgment involving any violation of the SEC or securities laws.

11.   Legal Representation. Each of Company and Consultant represents that they have consulted with independent legal counsel and/or tax, financial and business advisors, to the extent that they deemed necessary.

12.   Termination. The Company has the exclusive right to terminate this Agreement at any time during the Term of this Agreement, upon providing Consultant five (5) days written notice of Company's intention to terminate.

13.   Status as Independent Contractor. Consultant's engagement pursuant to this Agreement shall be as independent contractor, and not as an employee, officer or other agent of the Company. Neither party to this Agreement shall represent or hold itself out to be the employer or employee of the other. Consultant further acknowledges the consideration provided hereinabove is a gross amount of consideration and that the Company will not withhold from such consideration any amounts as to income taxes, social security payments or any other payroll taxes. All such income taxes and other such payment shall be made or provided for by Consultant and the Company shall have no responsibility or duties regarding such matters. Neither the Company nor the Consultant possesses the

authority to bind each other in any agreements without the express written consent of the entity to be bound.

14.   Attorney's Fee. If any legal action or any arbitration or other proceeding is brought for the enforcement or interpretation of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with or related to this Agreement, the successful or prevailing party shall be entitled to recover reasonable attorneys' fees and other costs in connection with that action or proceeding, in addition to any other relief to which it or they may be entitled.

15.   Waiver. The waiver by either party of a breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by such other party.

16.   Notices. All notices, requests, and other communications hereunder shall be deemed to be duly given if sent by U.S. mail, postage prepaid, addressed to the other party at the address as set forth herein below:
To the Company:
Blink Logic Inc.
David Morris, CEO
1038 Redwood Highway
Mill Valley, CA 94941
Tel- (415) 389-1625

david.morris@blinklogic.com

To the Consultant:
Salzwedel Financial Communications, Inc.
Jeffrey L. Salzwedel, President
1800 SW Blankenship Rd. Suite 275
West Linn, OR 97068
Tel – (503) 722-7300
Fax – (503) 722-7311
Jeff@sfcinc.com

It is understood that either party may change the address to which notices for it shall be addressed by providing notice of such change to the other party in the manner set forth in this paragraph.

17.   Choice of Law, Jurisdiction and Venue. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Oregon. The parties agree that Clackamas County, Oregon will be the venue of any dispute and will have jurisdiction over all parties.

18.   Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the alleged breach thereof, or relating to Consultant's activities or remuneration under this Agreement, shall be settled by binding arbitration in Clackamas County, OR in accordance with the applicable rules of the American Arbitration Association, Commercial Dispute Resolution Procedures, and judgment on the award rendered by the arbitrator(s) shall be binding on the parties and may be entered in any court having jurisdiction.

19. Complete Agreement. This Agreement contains the entire agreement of the parties relating to the subject matter hereof. This Agreement and its terms may not be changed orally but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension or discharge is sought.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

AGREED TO:

Company:

BLINK LOGIC INC.

By: /s/ *David Morris*
Name: David Morris
Title: CEO and its duly authorized agent

Consultant:

SALZWEDEL FINANCIAL COMMUNICATIONS, INC.

By: /s/ *Jeffrey L. Salzwedel*
Name: Jeffrey L. Salzwedel
Title: President and its duly authorized agent

Exhibit 99.2



GROUP

los angeles san francisco new york

Blink Logic, Inc.
Attn: David Morris, CEO
1038 Redwood Highway, Suite 100A
Mill Valley, CA 94941
415-389-1625

Dear David:

This Agreement (the "Agreement") establishes the terms and conditions under which Blink Logic, Inc., and its successors and assigns, (the "Company") agrees to engage the MKR Group, Inc. ("MKR") to provide an Investor Relations Program (the "Program") as generally described below.

Investor Relations Program

MKR offers a Program designed to help public companies increase their exposure to the investment community. MKR offers counsel on investor relations policy, positioning, and procedure. MKR will represent the Company's interests through communications with the investing public and investment professionals. The Program includes research on the Company's overall business direction and growth potential. MKR will focus on defining the Company's investment appeal by surveying the investment community that follows the Company's industry and then developing the Company's investment thesis. MKR will maintain a proactive outreach and marketing effort to the investment community on behalf of the Company, as well as develop and maintain an investor relations page for the Company's website. MKR will also provide the Company with ongoing investor relations consultation, presentation training, and proactive contact with the investment community and guidance and strategy in regards to management exposure. Attached as Addendum A is a schedule of the specific action items MKR plans to accomplish as the Data Jungle IR program unfolds over the initial six-month term.

Terms & Conditions

The Company and MKR hereby agree as follows:

1. **Engagement**. The Company agrees to engage MKR to provide, and MKR agrees to provide, the Program as generally described above. Pursuant to this engagement the Company hereby adopts the Compensation Plan (the "Plan"), attached hereto as Addendum B, and agrees to compensate MKR pursuant to the terms set forth in said Plan.

DM



GROUP

los angeles san francisco new york

2. **Term and Termination.** The initial term of this Agreement shall commence on January 22, 2008 (the "Commencement Date") and terminate on July 31, 2008 (the "Initial Termination Date"). The Company may not terminate this Agreement without "Cause" until the Initial Termination Date. As used herein, the word "Cause" shall mean only that conduct which involves fraud or other willful misconduct on the part of MKR. The Agreement shall continue in effect beyond the Initial Termination Date on a month-to-month basis unless either party provides written notice of termination to the other party not less than thirty (30) days prior to the Initial Termination Date.

After the Initial Termination Date, either party shall have the right to terminate this Agreement for any reason upon not less than thirty (30) days prior written notice to the other party. Termination of this Agreement shall not take affect until the first day of the month following the thirty (30) day written notice.

Notice shall not affect the right of the MKR to receive payment, as set forth in Addendum B, for services rendered through the date of termination. The Company specifically agrees that Company will continue to be liable for the monthly retainer payment during the termination period, as MKR is committed to performing IR activities during the termination period. The terms of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and assigns.

3. **Fee. Investor Relations:** In consideration of the investor relations services rendered by MKR during the term of this Agreement, the Company hereby adopts and agrees to pay a monthly fee pursuant to the terms in Addendum B, attached hereto. Invoices are due and payable on the 1st of each month. Company agrees to pay the first month's fee of $9,258.06 (prorated for the 10 days remaining in January 2008 and including the full month of February) upon execution of this Agreement. Payment of the second fee billing and the payment for all months thereafter is due no later than the first day of each month. MKR's fee is payable at the beginning of each 30-day contract period and includes all services, excluding typical expenses.

General: In addition, the Company shall be responsible for all reasonable and necessary disbursements made by MKR on behalf of the Company, including but not limited to, long distance phone calls, postage, photocopies, newswire services, and conference calls. MKR will not incur any single expense in excess of $500 without the Company's prior approval. Notwithstanding the foregoing, the following expenses shall be billed directly to the Company for payment: (1) broadcast conference calls; (2) broadcast faxes; (3) business wire/public relations news-wire services; and (4) any other vendor services in

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which any single disbursement exceeds $500. The foregoing expenses shall be paid directly by the Company.

4. **Accuracy of Company information.** The Company acknowledges and agrees that MKR will be relying upon the truth and accuracy of all information provided by the Company to MKR. Accordingly, the Company represents, warrants and agrees that all documents and other materials provided by or on behalf of the Company to MKR prior to, on or after the date hereof, and whether provided in writing, electronically, or otherwise, and all information contained therein as of the date thereof (collectively, the "Company Materials"), are, and will be, true and accurate in all material respects as of the date of such Company Materials and do not, and will not, contain any material misrepresentation or false statement or fail to disclose any material information necessary to prevent the information disclosed from being materially misleading as of the date of such Company Materials.

5. **Company responsibilities.** The Company acknowledges and agrees that MKR does not, and will not, verify or validate any information provided by the Company or express any view on the merits of any investment in the Company, and the Company will not make any representation to any party to the contrary. The Company also understands that the Company is solely responsible for assuring that any securities it offers for sale are legally registered or are exempt from registration in all jurisdictions in which they are being offered or sold.

6. **MKR is not an investment advisor, broker-dealer, etc.** MKR is not an investment advisor, an underwriter, placement agent or dealer for the Company or its securities. The Company understands that MKR is not a registered broker/dealer and may not sell, offer to sell or offer to buy any security. MKR represents and warranties that neither it nor any of its employees or agents will trade in the Company's stock during the term, of this agreement, or any extension thereof.

7. **MKR does not provide legal advice.** MKR will not and does not provide legal advice to the Company regarding securities law issues or any other general legal issues. The Company agrees that it will retain and consult its own legal advisors on securities law issues as well as any other legal issues relating to the services being provided to it hereunder. To enable MKR to comply with any legal obligations that may apply to MKR, the Company agrees to keep MKR informed regarding the status of all public and private offerings, subject to the confidentiality obligations set forth below.

DM



GROUP

los angeles san francisco new york

8. **Confidentiality.** The parties agree to maintain in confidence and not to use or disclose for any purposes other than those contemplated by this agreement any confidential or proprietary information received from the other party in connection with this Agreement and the services hereunder, or developed hereunder ("Confidential Information"). Confidential Information includes, but is not limited to, trade secrets, marketing plans, designs, techniques, processes, program code, procedures, formulae, copyrights, patents, reseller and customer lists or other proprietary information. The parties will take reasonable measures to maintain the secrecy of the Confidential Information, but not less than the standard of care and measures which each party uses to protect its own confidential information of similar type. This confidentiality obligation shall not extend to information that: (a) is or becomes public knowledge without the fault of the party seeking to disclose it; (b) is received from a source other than the other party without the breach of any confidentiality provisions; (c) is independently developed by the party seeking to disclose it; or (d) is legally required to be disclosed upon the advice of legal counsel. Each party agrees to use its reasonable best efforts to cause its employees, agents and other representatives to observe the terms of this paragraph, and each party agrees that it will be responsible for any breach of this Section by any of its employees, agents or representatives. In addition there shall be no trading in the Company's stock by MKR or its employees agents, representative or their potentially affiliated persons or groups.

9. **Return of Confidential Information.** Promptly after termination of this Agreement, each party will either (a) destroy all Confidential Information of the other party in its possession, or (b) deliver to the other party all Confidential Information of the other party in its possession, except as required by law.

10. **Non-Solicitation.** The Company agrees that it will not solicit any current or past MKR employees for employment with the Company during the term of this Agreement or for 1 year following the termination of this Agreement.

11. **Indemnity.** The Company agrees to indemnify and hold harmless MKR and its officers, directors, partners, employees and agents (the "Indemnified Persons"), to the fullest extent lawful, from and against all claims, liabilities, losses, damages and reasonable expenses (or actions in respect thereof) directly related to or arising out of an untrue statement or an alleged untrue statement of a material fact contained in the Company Materials or the omission or the alleged omission from the Company Materials of a material fact necessary in order to make a statement contained therein not misleading in light of the circumstances under which it was made, provided, however, that the Company shall not be responsible for any losses, claims, damages, liabilities or expenses to the extent that it is determined that they result from actions taken or omitted to be taken as a result of any Indemnified Person's bad faith, gross negligence or willful

DM.

6525 w. sunset boulevard, suite G4, los angeles, ca 90028 office: 323.468.2300 fax: 323.468.2304 web: www.mkr-group.com

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los angeles san francisco new york

misconduct. MKR agrees not to release any material information regarding the Company without prior approval from the Company.

12. **Severability.** If any provision of this Agreement is or should become inconsistent with any present or future law, rule or regulation of any governmental or regulatory body having jurisdiction over the subject matter of this Agreement, such provision will be deemed to be rescinded or modified in accordance with any such law, rule or regulation. In all other respects, this Agreement will continue and remain in full force and effect.

13. **No waiver.** Either party's failure to insist at any time on strict compliance with this Agreement or with any of the terms hereunder or any continued course of such conduct on its part will in no event constitute or be considered a waiver by such party of any of its rights or privileges.

14. **Governing law.** The validity, interpretation and performance of this Agreement shall be controlled by and construed under the internal laws (and not the laws relating to conflicts of law) of the State of California. Company and MKR specifically acknowledge and agree that any action to enforce or interpret any term or provision of this Agreement shall be brought in a Court of the State of California having proper venue. Company hereby consents to the jurisdiction of the Courts of the State of California and consents to venue in the Courts of Los Angeles County. Furthermore, each of the parties acknowledges that it has participated in the negotiation and completion of this Agreement. In the event of any dispute between the parties, including, but not limited to, litigation or arbitration, the prevailing party shall be entitled, in addition to any other remedies, to be reimbursed for its actual attorneys' fees and out-of-pocket disbursements including, but not limited to, expert witness fees. The substantive laws of the State of California, without giving effect to conflict of law principles shall govern this Agreement.

DM.



los angeles   san francisco   new york

We are pleased that you have chosen MKR Group as your investor relations agency. All of us at the MKR Group look forward to a long and mutually rewarding relationship.

Sincerely,

MKR Group, Inc.



By: _____
Todd M. Kehrli
Executive Vice President

Accepted and agreed to as of the
date set forth above:

Blink Logic, Inc.



By: _____
David Morris, CEO
(I have Authority to bind Blink Logic, Inc.)

[Next Page - Addendum A]



los angeles   san francisco   new york

Addendum A - Proposed Investor Relations Schedule

The following schedule outlines specific action items MKR plans to accomplish as the Blink Logic IR program unfolds over the initial six-month term.

Due Diligence
- ➢ Perform research on Data Jungle in advance of due diligence meeting
- ➢ Prepare due diligence memo with questions for the team
- ➢ Conduct due diligence meeting

Investor Targeting
- ➢ Deliver Peer Group Summary
- ➢ Deliver Sell-side matrix
- ➢ Deliver Buy-side matrix

Investor Communication
- ➢ Begin building IR Distribution List – buy-side and sell-side
- ➢ Deliver potential speaking engagements calendar
- ➢ Determine roadshow dates and cities
- ➢ Update/create IR Presentation
- ➢ Update/create IR Fact Sheet
- ➢ Prepare recommendations for Investor Relations Kit
- ➢ Develop IR kit materials (i.e. historical financial releases, Information Request Form, etc.)
- ➢ Develop/Create IR website for company (hosted and maintained by MKR)
- ➢ Draft, review and finalize the Shareholder Letter
- ➢ Add to Data Jungle's IR Distribution List and add contacts as appropriate

Investor Targeting and Meetings
- ➢ Plan road show and determine cities
  - • Provide profiles on the investors management will meet prior to the meetings
- ➢ As schedules permit, pitch story to sell-side analyst targets to set up meetings
- ➢ Forward informational kit, as appropriate
- ➢ Schedule and confirm meetings
- ➢ Survey participants and deliver investor meeting Feedback Memo
- ➢ Update buy- and sell-side matrices with targeting results
- ➢ In addition to the roadshows, MKR will proactively reach out to investors on our buyside and sellside target lists on a weekly basis
- ➢ In addition to the roadshows, MKR will set up conference call introductions with buyside and sellside targets

DM.

6525 w. sunset boulevard, suite G4, los angeles, ca 90028   office: 323.468.2300   fax: 323.468.2304   web: www.mkr-group.com



GROUP

los angeles san francisco new york

Ongoing Investor Communication

- Review press release pipeline
- Update IR distribution lists with meeting attendees and investor inquiries
- Assist with investor inquiries, as appropriate
- Review with management investor education alternatives: interviews, web conferences, retail conferences, etc

Prepare for ~~Third~~ 1ST Quarter ~~2007~~ 2008 Reporting

- Our earnings preparation will consist of the following activities:
  - Brainstorming on key messages, metrics and guidance
  - Preparing earnings reporting preparation schedule and coordinating rehearsals and other preparations with management
  - Conducting calls with management to discuss quarterly performance, business outlook and the new growth strategy to develop key messages
  - Drafting the press release and conference call outline/script
  - Drafting potential questions and working with management to formulate responses
  - Rehearsing the script and possible questions
  - Managing all pre- and post-call logistics:
    - Scheduling conference call
    - Arranging the webcast
    - Composing and distributing invitation to conference call list
    - Supplying conference call participants' names
    - Delivering conference call transcript
    - Supplying webcast participant list
- Managing actual conference call and Q&A queue
- Gathering feedback from participants
- Delivering recommendations for IR program based on feedback
- Review and edit conference call script for management
- Review and edit results press release
- Survey call/web cast participants
- Deliver Results Feedback and provide recommendations on appropriate actions

Prepare for ~~Fourth~~ FIRST Quarter ~~2007~~ 2008 Reporting

- Our earnings preparation will consist of the following activities:
  - Brainstorming on key messages, metrics and guidance using feedback from Q3 call and follow-up
  - Preparing earnings reporting preparation schedule and coordinating rehearsals and other preparations with management
  - Conducting calls with management to discuss quarterly performance, business outlook and the new growth strategy to develop key messages
  - Drafting the press release and conference call outline/script

DM

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los angeles san francisco new york

- Drafting potential questions and working with management to formulate responses
- Rehearsing the script and possible questions
- Managing all pre- and post-call logistics:
  - Scheduling conference call
  - Arranging the webcast
  - Composing and distributing invitation to conference call list
  - Supplying conference call participants' names
  - Delivering conference call transcript
  - Supplying webcast participant list
- Managing actual conference call and Q&A queue
- Gathering feedback from participants
- Delivering recommendations for IR program based on feedback
- Review and edit conference call script for management
- Review and edit results press release
- Survey call/web cast participants
- Deliver Results Feedback and provide recommendations on appropriate actions

Press Releases BG. Farm

- Create and issue "~~Data Jungle~~ Reports ~~Third~~ Quarter 2007 Financial Results" press release
- Create and issue Customer win press releases
- Create and issue Partnering press releases
- Create and issue company development press releases
- Create and issue "~~Data Jungle~~ Reports ~~Fourth~~ Quarter & ~~2007~~ Year-End Financial Results" press release BC. FiST

Monthly Activities

- Consult on company and/or Reg. FD events
- Monitor daily Data Jungle and peer news
- Monitor third-party informational websites to determine need to update/correct Data Jungle data
- Forward Data Jungle news clippings as appropriate
- Respond to investor inquiries
- Review company press releases to ensure strategic positioning is highlighted
- Provide counsel on IR-related issues
- Maintain and update investor lists as inquiries come in

[Next Page - Addendum B]

DM



GROUP

los angeles san francisco new york

Addendum B - Proposed Compensation Plan

We propose a flat monthly retainer of $7,000 per month for an initial term of six months. Following the initial six-month term the contract will go month-to-month and can be terminated with 30-days written notice. This proposed fee is below our typical fee arrangement of $10,000 per month. In consideration of the reduced monthly retainer we propose the following milestone bonus structure; provided, however, that in no event will the aggregate amount of compensation for any one month (exclusive of reimbursed expenses) to MKR exceed $10,000:

1. MKR proposes an additional monthly bonus of $1000 per month upon the initiation of research coverage of the Company by a new, non-compensated, sellside analyst that MKR introduces to the Company.
2. MKR proposes an additional monthly bonus of $1000 per month upon introducing 3 new institutional owners who take a position in the Company.
3. MKR proposes an additional monthly bonus of $1000 per month upon the Company receiving invites to 3 separate, no fee, investor conferences, which MKR facilitates.

Each milestone can only be achieved once, however, the additional monthly bonus amount is recurring and will be included in each monthly retainer invoice following the month in which the milestone was achieved. MKR's fee is payable at the beginning of each 30-day contract period and includes all services, excluding typical expenses. Typical expenses include photocopying, telephone, faxing, parking, and delivery services, as well as out-of-town travel expenses. Typical expenses, excluding travel, usually range between $45 - $55 per month. Out-of-town travel expenses include airfare, hotel, transportation, parking and meals.

DM.

Exhibit 99.3

THIS AMENDMENT TO AGREEMENT

Is dated effective this 20th day of March, 2008

BETWEEN

Blink Logic Inc., a Nevada corporation having an office at 1038
Redwood Highway, Suite 100A, Mill Valley, CA, 94941
(Hereinafter, the "**Company**")

AND

MKR Group, Inc., a company having an office at 6525 W. Sunset
Boulevard, Suite G4, Los Angeles, CA, 90028
(Hereinafter, "**MKR**")

WHEREAS:
  i.   The Company and MKR entered into an Agreement dated the 22nd day of
          January, 2008 (the "Agreement")
  ii.   The Company and MKR desire to amend the Agreement

THEREFORE, in consideration of the mutual covenants contained herein and other
good and valuable consideration, the receipt and adequacy of which is hereby
acknowledged, Company and MKR agree as follows:

1.   Paragraph 3 is amended to add the following:

        In consideration of the investor relations services rendered by MKR to the
        Company, the Company will issue a warrant to MKR to purchase 200,000 shares
        of restricted common stock of the Company at $1.00 per share until March 15,
        2012. The warrant will vest as follows:

                -   50,000 shares on June 15, 2008
                -   50,000 shares on September 15, 2008
                -   50,000 shares on December 15, 2008
                -   50,000 shares on March 15, 2009

2.   All other terms and conditions of the Agreement shall remain the same.

In Witness Whereof, the Company and MKR have executed this Amendment to
Agreement this 20th day of March, 2008

MKR Group, Inc.   **Blink Logic Inc.**

/s/ Todd M Kehrli   /s/ David Morris

_____   _____
Per: Todd M. Kehrli,   Per: David Morris,
EVP, MKR   CEO, Blink Logic